SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-8344

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Limited Brands, Inc.

Savings and Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Limited Brands, Inc.

Three Limited Parkway

P O BOX 16000

Columbus, Ohio 43216

Limited Brands, Inc. Savings and Retirement Plan

Financial Statements

Years Ended December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

To the Board of Directors of

Limited Brands, Inc. and the

Plan Administrator of the Limited Brands, Inc.

Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of The Limited Brands, Inc. Savings and Retirement Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held at end of year as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ernst & Young LLP

Columbus, Ohio

June 24, 2005

Limited Brands, Inc. Savings and Retirement Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003
Assets
Investments	$497,501,323	$424,301,866
Receivable for contributions:
Employer	28,457,418	28,107,432
Participants	2,700,706	2,591,915

Total receivable for contributions	31,158,124	30,699,347

Cash	17,107	11,774
Due from brokers	49,451	108,016
Accrued interest and dividends	4,825,564	13,032

Total assets	533,551,569	455,134,035

Liabilities
Administrative fees payable	121,355	103,903
Due to brokers	101,716	50,544

Total liabilities	223,071	154,447

Net assets available for benefits	$533,328,498	$454,979,588

See accompanying notes.

Limited Brands, Inc. Savings and Retirement Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2004	2003
Additions:
Investment income:
Net appreciation in fair value of investments	$39,866,608	$56,514,380
Earnings from investment contracts	4,886,670	5,620,825
Earnings from mutual funds	4,371,590	2,431,223
Dividends	6,792,464	1,759,709
Earnings from common collective trusts	46,910	33,283

Total investment gain	55,964,242	66,359,420

Contributions:
Employer	43,766,521	42,911,797
Participant deferrals	28,093,068	26,741,882
Participant rollovers	1,531,440	934,558

Total contributions	73,391,029	70,588,237

Total additions	129,355,271	136,947,657

Deductions:
Distributions to participants	49,804,242	40,408,951
Administrative expenses	1,230,914	1,276,042

Total deductions	51,035,156	41,684,993

Net increase prior to transfers	78,320,115	95,262,664

Transfers:
Transfer of net assets available for benefits from plan of affiliate	—	452,662
Transfer of net assets available for benefits from / (to) plan of former affiliate	28,795	(27,067,719)

Net transfers	28,795	(26,615,057)

Net increase	78,348,910	68,647,607

Net assets available for benefits:
Beginning of year	454,979,588	386,331,981

End of year	$533,328,498	$454,979,588

See accompanying notes.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements

December 31, 2004 and 2003

1. Description of the Plan

General

The Limited Brands, Inc. Savings and Retirement Plan (the “Plan”) is a defined contribution plan covering certain employees of Limited Brands, Inc. and its affiliates (the “Employer”) who are at least 21 years of age and have completed a year of employment with 1,000 or more hours of service.

In connection with the dissolution of aura science, LLC, a Limited Brands, Inc. joint venture, the aura science, LLC Savings and Retirement Plan (“aura science Plan”) was merged with the Plan effective January 1, 2004. Investments of $452,662 were pending transfer into the Plan and were included in investments at December 31, 2003.

Effective November 27, 2002, Limited Brands, Inc. sold Lerner New York/New York & Company (“Lerner”), a subsidiary, to an outside investor group. Between April 19, 2003 and December 12, 2003, total net assets available for benefits of $27,067,719 allocated to the former participants employed by Lerner were transferred to the plan sponsored by Lerner. Adjustments totaling $28,795 were returned to the Plan between January 1, 2004 and June 24, 2004.

On November 22, 2004, Limited Brands, Inc. declared a special dividend of $1.23 per share of common stock, payable on January 4, 2005 to shareholders of record on December 22, 2004. On January 5, 2005, the Plan received these special dividends in the amount of $4,804,438, which have been included in accrued interest and dividends at December 31, 2004.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions

Employer’s retirement contribution:

The Employer provides non-service and service related retirement contributions equal to a percentage of participants’ annual eligible compensation to those participants who are employed on the last day of the Plan year and have completed 500 hours of service during the Plan year. In addition, the service related retirement contribution also requires that the participant have five or more years of vesting service. The annual compensation of each participant taken into account under the Plan is limited to the maximum amount permitted under Section 401(a)(17) of the Internal Revenue Code. The annual compensation limits were $205,000 and $200,000 for the Plan years ended December 31, 2004 and 2003, respectively. The total retirement contribution percentages are as follows:

Years of Service	Earnings Less Than Social Security Wage Base	Earnings Greater Than Social Security Wage Base
Less than 5 years (non-service related contribution)	3%	6%

5 or more years (service related contribution including non-service related contributions)	4%	8%

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Employer’s matching contribution:

The Employer provides a matching contribution of 100% of the participant’s voluntary contributions up to 4% of the participant’s annual eligible compensation. A participant’s eligible compensation is equal to his or her qualified plan compensation less any compensation earned during a period for which the participant elected not to make voluntary contributions or was on suspension as a result of a hardship withdrawal.

Participant’s voluntary contributions:

A participant may elect to make a voluntary tax-deferred contribution of 1% to 15% of his or her annual compensation up to the maximum permitted under Section 402(g) of the Internal Revenue Code adjusted annually ($13,000 and $12,000 for the years ended December 31, 2004 and 2003, respectively). This voluntary tax-deferred contribution may be limited by Section 401(k) of the Internal Revenue Code.

Investment Options

Both the Employer and participant contributions can be directed into various investment options offered by the Plan solely at the participant’s discretion. The Plan’s investment options currently offered include seven mutual funds, three common collective trusts, one pooled account of Employer’s common stock, one pooled account of guaranteed investment contracts, and self directed brokerage accounts. The Plan has two pooled accounts for the common stock of former affiliates to which no additional investments are allowed.

Effective May 1, 2003, certain investment options were changed as follows:

Previous Investment Options	New Investment Options
Vanguard U.S. Growth Fund	AXP New Dimensions Fund
AIM Balanced Fund	ABN AMRO/Montag & Caldwell Balanced Fund
Janus Overseas Fund	Artisan International Fund
American Century Income & Growth Fund	Dodge & Cox Stock Fund
American Express Selective Fund	PIMCO Total Return Fund

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s and Employer contributions and allocated investment earnings and administrative expenses. Allocations are based on the participant’s account balances or earnings. The benefit to which a participant is entitled is equal to the vested balance in the participant’s account.

Vesting

A participant is fully and immediately vested for voluntary, rollover, and matching contributions and is credited with a year of vesting service in the Employer’s retirement contributions for each Plan year that he or she is credited with at least 500 hours of service. A summary of vesting percentages in the Employer’s retirement contributions follows:

Years of Vested Service	Percentage
Less than 3 years	0%
3 years	20%
4 years	40%
5 years	60%
6 years	80%
7 years	100%

Payment of Benefits

The full value of participants’ accounts becomes payable upon retirement, disability, or death. Upon termination of employment for any other reason, participants’ accounts, to the extent vested, become payable. Those participants with vested account balances greater than $5,000 have the option of leaving their accounts invested in the Plan until age 65. All benefits are paid as a lump-sum distribution. Those participants holding shares of Employer securities have the option of receiving such amounts in whole shares of Employer securities and cash for any fractional shares. Participants have the option of having benefits paid directly to an eligible retirement plan specified by the participant.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Payment of Benefits (continued)

A participant who is fully vested in his or her account and who has participated in the Plan for at least seven years may obtain an in-service withdrawal from his or her account based on the percentage amounts designated by the Plan. A participant may also request a hardship distribution due to an immediate and heavy financial need based on the terms of the Plan.

Amounts Allocated to Participants Withdrawn from the Plan

Amounts allocated, but not yet paid, to participants withdrawn from the Plan were $207,404 and $4,146 as of December 31, 2004 and 2003, respectively.

Forfeitures

Forfeitures are used to reduce the Employer’s required contributions, and if so elected by the Employer, to reduce administrative expenses. Forfeitures of $5,345,213 and $5,422,901 were used to reduce contributions for the years ended December 31, 2004 and 2003, respectively. Forfeitures of $47,854 and $139,417 were used to reduce administrative expenses for the years ended December 31, 2004 and 2003, respectively. There were no unused forfeitures at December 31, 2004 or 2003.

Expenses and Fees

Expenses of the Plan are deducted from participants’ accounts as follows: 1) an average annual participant fee of $17 is allocated to each participant based on their account balance as a percentage of the total plan balance, 2) a $10 disbursement fee for withdrawals and terminations, 3) a $3 fee for recurring installment disbursements, and 4) a $50 annual fee for a self directed brokerage account. Investments in the Limited Brands, Inc., Too, Inc., and Abercrombie & Fitch Co. stock funds are charged an administrative fee of 3 basis points through a reduction in earnings. Investments in the SARP Stable Value Fund are charged an administrative fee of 30 basis points through a reduction in earnings. The Employer pays administrative expenses incurred in excess of fees collected from participants by either direct payment or forfeitures. Expenses and fees excluding those paid directly have been reported in the financial statements as administrative expenses.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Expenses and Fees (continued)

Brokerage fees, transfer taxes and other expenses incurred in connection with the investment of the Plan’s assets are added to the cost of investments purchased or deducted from the proceeds of investments sold.

2. Summary of Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, including investment valuation and income recognition.

Estimates

The Plan prepares its financial statements in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Risks

The Plan provides for the various investment options as described in Note 1. Any investment is exposed to various risks, such as interest rate, market and credit. These risks could result in a material effect on participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment Valuation

Mutual funds are stated at fair value as determined by quoted market prices, which represents the net asset value of shares held by the Plan at year-end. Common stock is valued as determined by quoted market prices. The common collective trusts are valued on a daily basis. The value of each unit is determined by subtracting total liabilities from the total value of the assets, including accrued income, and dividing the amount remaining by the number of units outstanding on the valuation date. Investment contracts are recorded at contract value (Note 4).

Net Appreciation/Depreciation in Fair Value of Investments

Net realized and unrealized appreciation/(depreciation) is recorded in the accompanying statements of changes in net assets available for benefits as net appreciation/(depreciation) in fair value of investments.

Benefit Payments

Benefits are recorded when paid.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

3. Investments

The Plan’s investments are held by the American Express Trust Company, trustee of the Plan. The following table presents balances at December 31, 2004 and 2003 for the Plan’s current investment options. Investments that represent five percent or more of the Plan’s net assets are separately identified.

	December 31
	2004	2003
Investments at fair value as determined by:
Quoted market price
Common stock:
Limited Brands, Inc.	$89,896,415	$76,644,755
Other	9,464,033	6,694,348

	99,360,448	83,339,103
Mutual funds:
Vanguard Institutional Index Fund	97,763,208	87,758,831
AXP New Dimensions Fund	59,028,904	54,045,522
ABN AMRO/Montag & Caldwell Balanced Fund	23,820,858	22,295,806
Dodge & Cox Stock Fund	20,961,929	10,789,930
Other	30,963,236	18,598,100

	232,538,135	193,488,189

Total quoted market price	331,898,583	276,827,292

Contract cost
Investment contracts	118,579,466	114,096,453
Estimated fair value
Common collective trusts	47,015,302	32,915,050
Other	7,972	463,071

Total investments at fair value	$497,501,323	$424,301,866

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The Plan’s investments (including investments bought, sold, and held during the year) appreciation/(depreciation) in value for the years ended December 31, 2004 and 2003, is set forth below:

	December 31
	2004	2003
Net appreciation/(depreciation) in fair value as determined by:
Quoted market price
Common stock	$23,303,478	$17,806,763
Mutual funds	14,085,908	35,574,358
Other	5,552	71,437

	37,394,938	53,452,558
Estimated fair value
Common collective trusts	2,471,670	3,061,822

Net appreciation/(depreciation) in fair value	$39,866,608	$56,514,380

4. Investment Contracts

The Plan, under the SARP Stable Value Fund investment option, enters into investment contracts with insurance companies and financial institutions. The contracts are included in the financial statements at contract value, because they are fully benefit responsive. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses.

These contracts provide a liquidity guarantee, by financially responsible third parties, of principal and previously accrued interest which can be utilized for liquidations, transfers, or hardship withdrawals initiated by Plan participants exercising their rights under the terms of the on-going Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The estimated fair value of the investment contracts at December 31, 2004 and 2003 was $119,717,038 and $115,386,167, respectively. The contracts were credited with an interest rate ranging from 3.16% to 8.24% at December 31, 2004 and 1.36% to 8.24% at December 31, 2003. The average yield for the investment contracts was approximately 4.31% and 4.92% for the years ended December 31, 2004 and 2003, respectively. The crediting rate is based on an agreed upon rate with the issuer, but cannot be less than zero. Contracts with insurance companies are for a fixed rate for the term of the contract and the contracts with financial institutions have a quarterly crediting interest-rate reset.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

5. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 1, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. Plan Administration

The Administrative Committee is comprised of members appointed by the Board of Directors of the Employer to administer the Plan. The Board of Directors delegated the day to day administrative duties to the Administrative Committee.

7. Plan Termination

Although the Employer has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time. Limited Brands, Inc. has the right at any time, by action of its Board of Directors, to terminate the Plan subject to provisions of ERISA. Upon Plan termination or partial termination, participants will become fully vested in their accounts.

8. Parties-in-Interest

American Express Trust Company, trustee of the Plan, its subsidiaries and affiliates maintain and manage certain of the investments of the Plan for which the Plan is charged.

Limited Brands, Inc. Savings and Retirement Plan

Notes to Financial Statements (continued)

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31
	2004	2003
Net assets available for benefits per the financial statements	$533,328,498	$454,979,588
Amounts allocated to withdrawing participants	(207,404)	(4,146)

Net assets available for benefits per Form 5500	$533,121,094	$454,975,442

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

Year Ended December 31, 2004
Benefits paid to participants per the financial statements	$49,804,242
Amounts allocated to withdrawing participants:
At December 31, 2004	207,404
At December 31, 2003	(4,146)

Benefits paid to participants per Form 5500	$50,007,500

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

Limited Brands, Inc. Savings and Retirement Plan

EIN #31-1048997 Plan #002

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	Limited Brands, Inc.	Common Stock - 3,905,144 shares	$89,896,415
	Too, Inc.	Common Stock - 175,490 shares	4,292,485
	Abercrombie & Fitch Co.	Common Stock - 54,800 shares	2,572,860
*	American Express Trust Income I	Common Collective Trust - 301,695	19,936,613
*	American Express Trust Horizon Long-Term (80:20)	Common Collective Trust - 501,642 shares	13,052,211
*	American Express Trust Horizon Medium-Term (25:75)	Common Collective Trust - 289,230 shares	7,216,568
*	Ameican Express Trust Horizon Short Term (25:75)	Common Collective Trust - 158,251	3,201,898
*	American Express Trust Money Market II	Common Collective Trust - 1,594,105 shares	1,594,105
*	American Express Trust Money Market I	Common Collective Trust - 2,013,907 shares	2,013,907
	Vanguard Institutional Index Fund	Mutual Fund - 883,057 shares	97,763,208
*	AXP New Dimensions Fund	Mutual Fund - 2,436,191 shares	59,028,904
	ABN AMRO/Montag & Caldwell Balanced Fund	Mutual Fund - 1,459,611 shares	23,820,858
	Dodge & Cox Stock Fund	Mutual Fund - 160,973 shares	20,961,929
	Artisan International Investor Shares	Mutual Fund - 728,594 shares	16,131,072
	Pimco Total Return Fund	Mutual Fund - 682,598 shares	7,283,321
	Hartford Midcap Holdings Fund	Mutual Fund - 118,914 shares	3,379,546
	GE Life	Investment Contract - 2,000,000 - 7.79% due 04/15/05	2,149,156
	Travelers	Investment Contract - 2,000,000 - 7.80% due 05/15/05	2,141,252
	Protective	Investment Contract - 3,000,000 - 7.92% due 08/15/05	3,087,714
	GE Life	Investment Contract - 2,000,000 - 7.28% due 02/15/06	2,127,090
	Protective	Investment Contract - 2,000,000 - 6.15% due 05/15/06	2,076,310
	Protective	Investment Contract - 2,000,000 - 8.24% due 08/15/05	2,060,782
	Hartford	Investment Contract - 2,000,000 - 7.07% due 12/14/05	2,005,998
*	American Express Trust Bond Fund	Common Collective Trust - 1,461,835 - shares¹	23,762,122
*	American Express Trust Money Market I	Common Collective Trust - 1,839,151 - shares¹	1,839,151
	Bank of America I Wrapper	Contract Wrapper - 4.05% due 12/31/50¹	(36,466)
	Bank of America II Wrapper	Contract Wrapper - 4.37% due 12/31/50¹	(115,629)
	CDC I Wrapper	Contract Wrapper - 4.19% due 12/31/50¹	(90,758)
	CDC II Wrapper	Contract Wrapper - 4.11% due 12/31/50¹	(3,148)
	JP Morgan Wrapper	Contract Wrapper - 4.19% due 12/31/50¹	(221,076)
	Monumental Wrapper	Contract Wrapper - 3.15% due 12/31/50¹	116,318
	Rabobank Wrapper	Contract Wrapper - 3.97% due 12/31/50¹	(5,348)
	State Street Wrapper	Contract Wrapper - 3.19% due 12/31/50¹	129,690
	UBS Wrapper	Contract Wrapper - 4.10% due 12/31/50¹	(163,851)
	FNMA 15YR TBA 0.055	Government Obligation -200,000 -5.50% due 01/01/151¹	206,625
	CWALT INC CMO 2004-33 FLT	Government Obligation -148,898 -0.10% due 12/25/34¹	151,066
	FHLMC #D95319	Government Obligation - 460,339 -6.00% due 03/01/22¹	478,834
	FHLMC GOLD #E96579	Government Obligation - 322,753 - 4.50% due 06/01/13¹	324,873
	FHLMC GOLD #E97247	Government Obligation - 264,123 - 5.00% due 06/01/18¹	268,619
	FHLMC GOLD #E99565	Government Obligation - 257,505 - 5.50% due 09/01/18¹	266,199
	FHLMC MTN 0.03525	Government Obligation - 675,000 - 3.52% due 12/20/07¹	675,412
	FHLMC 0.0285	Government Obligation - 775,000 - 2.85% due 02/23/07¹	766,466
	FHLMC GOLD #C66932	Government Obligation - 194,988 - 6.00% due 05/01/32¹	201,703
	FHLMC GOLD #B10776	Government Obligation - 328,122 - 5.00% due 11/01/13¹	335,607

Note: Column (d) is not applicable for participant directed investments.

*	Represents a party-in-interest
¹	Held as an underlying investment in the Stable Value Investment Option.

Limited Brands, Inc. Savings and Retirement Plan

EIN #31-1048997 Plan #002

Schedule H, Line 4i

Schedule of Assets (Held at End of Year) - Continued

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	FHLMC GOLD #B10951	Government Obligation - 455,016 -5.00% due 11/01/18¹	463,083
	FHLB 0.03 38852	Government Obligation - 780,000 - 3.00% due 05/15/06¹	778,887
	FHLB	Government Obligation - 850,000 - 2.50% due 03/13/06¹	844,442
	FED HOME LOANBANK	Government Obligation - 1,100,000 - 2.88% due 05/22/06¹	1,096,484
	FED HOME LOAN BANK	Government Obligation - 395,000 - 3.25% due 12/17/07¹	391,880
	FED FARM CREDIT BANK	Government Obligation - 350,000 - 2.38% due 10/02/06¹	345,127
	FEDERAL FARM CREDIT BANK	Government Obligation - 800,000 - 2.13% due 07/17/06¹	787,496
	FHLMC 2393-A CMO	Government Obligation - 44,681 - 5.50% due 04/15/30¹	44,894
	FHLMC	Government Obligation - 150,000 - 5.50% due 07/15/06¹	155,228
	FHLMC	Government Obligation - 500,000 - 2.38% due 02/15/07¹	490,799
	FHLMC REFERENCE NOTES	Government Obligation - 730,000 - 4.25% due 07/15/09¹	742,896
	FHLMC #780514 ARM	Government Obligation - 226,417 - 5.03% due 05/01/33¹	228,312
	FHLMC ARM #781884	Government Obligation - 231,827 - 5.20% due 08/01/34¹	233,875
	FHLMC (NON GOLD) ARM #782436	Government Obligation - 319,542 - 5.01% due 10/01/34¹	324,287
	FNMA	Government Obligation - 900,000 - 3.88% due 11/17/08¹	898,704
	FNMA BENCHMARK	Government Obligation - 360,000 - 2.25% due 02/28/06¹	356,713
	FNMA	Government Obligation - 750,000 - 2.15% due 04/13/06¹	741,205
	FNMA BENCHMARK	Government Obligation - 110,000 - 3.13% due 12/15/07¹	108,917
	FNMA	Government Obligation - 795,000 - 3.50% due 07/27/07¹	793,109
	FNMA #254369	Government Obligation - 329,969 - 6.00% due 06/01/12¹	348,005
	FNMA #254536	Government Obligation - 178,974 - 7.00% due 09/01/17¹	190,178
	FNMA #254757	Government Obligation - 267,300 - 5.00% due 03/31/13¹	273,220
	FNMA #254774	Government Obligation - 289,132 - 5.50% due 03/31/13¹	302,715
	FNMA #535170	Government Obligation - 372,632 - 5.50% due 09/01/14¹	386,168
	FNMA #545701	Government Obligation - 339,445 - 7.00% due 07/01/12¹	355,117
	FNMA #545864	Government Obligation - 552,334 - 5.50% due 08/01/17¹	573,056
	FNMA #555655	Government Obligation - 508,159 - 4.45% due 07/01/33¹	510,386
	FNMA #568049	Government Obligation - 277,404 - 6.00% due 04/01/16¹	290,866
	FNMA #636030	Government Obligation - 196,385 - 6.50% due 04/01/32¹	206,679
	FNMA #638591	Government Obligation - 1,368,320 - 6.50% due 04/01/32¹	1,443,453
	FNMA #648349	Government Obligation - 351,549 - 6.00% due 06/01/17¹	370,142
	FNMA #662907	Government Obligation - 450,335 - 6.50% due 10/01/17¹	477,625
	FNMA #681400	Government Obligation - 317,114 - 5.50% due 03/01/18¹	328,741
	FNMA 2002-W4 A3	Government Obligation - 728,311 - 5.30% due 05/25/42¹	733,720
	FNMA 2002-W9 A3	Government Obligation - 383,595 - 5.00% due 08/25/42¹	385,375
	FNMA CMO 03-W2-2A6	Government Obligation - 137,418 - 5.50% due 07/25/42¹	137,445
	FHLMC 2492-B	Government Obligation - 747,044 - 5.50% due 05/15/13¹	762,179
	FNMA #200394	Government Obligation - 500,000 - 5.50% due 07/25/23¹	513,851
	FHLMC 2617 HD	Government Obligation - 276,264 - 7.00% due 06/15/16¹	297,219
	FNMA 2003-109 CX	Government Obligation - 250,000 - 4.00% due 07/25/16¹	248,741
	FNMA 2003-106 B	Government Obligation - 287,195 - 4.50% due 10/25/19¹	288,699
	FNMA 2003-W16 AF3	Government Obligation - 250,000 - 2.91% due 01/25/29¹	249,610
	FNMA 2003-133 GB	Government Obligation - 73,127 - 8.00% due 12/26/26¹	78,563
	FNMA 2003-128 DR	Government Obligation - 266,641 - 4.50% due 09/25/20¹	267,166
	FHLMC_2641	Government Obligation - 256,697 - 6.50% due 01/15/18¹	273,012
	FNMA 2004-21 AC	Government Obligation - 400,000 - 4.00% due 05/25/16¹	401,250

Limited Brands, Inc. Savings and Retirement Plan

EIN #31-1048997 Plan #002

Schedule H, Line 4i

Schedule of Assets (Held at End of Year) - Continued

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	FNMA 2004-W3 A2	Government Obligation - 250,000 - 3.75% due 05/25/34¹	247,279
	FNMA 2004-W3 A14	Government Obligation - 170,686 - 3.50% due 05/25/34¹	170,126
	FNMA 2004-W3 A15	Government Obligation - 200,000 - 5.00% due 05/25/34¹	203,501
	FNMA 2004-W4 A2	Government Obligation - 350,000 - 5.00% due 06/25/34¹	356,534
	FNMA 2004-W8	Government Obligation - 167,420 - 7.50% due 06/25/44¹	179,911
	FNMA 2004-60 PA	Government Obligation - 391,455 - 5.50% due 04/25/34¹	404,739
	FHLMC 2657 NT	Government Obligation - 300,000 - 5.00% due 01/15/16¹	307,730
	FHLMC 2663 BA	Government Obligation - 247,633 - 4.00% due 08/15/16¹	246,583
	FHLMC 2672 NT	Government Obligation - 400,000 - 5.00% due 02/15/16¹	410,078
	FHLMC 2662 DB	Government Obligation - 300,000 - 5.00% due 02/15/16¹	307,750
	FHLMC 2681 PJ	Government Obligation - 600,000 - 5.00% due 10/15/15¹	616,424
	FHLMC 2688 DE	Government Obligation - 350,000 - 4.50% due 02/15/20¹	352,838
	FHLMC 2716 UA	Government Obligation - 268,388 - 4.50% due 07/15/20¹	270,502
	FHLMC 2750 DB	Government Obligation - 275,000 - 4.50% due 05/15/15¹	279,755
	FHLMC 2772 NZ	Government Obligation - 18,925 - 4.50% due 04/15/19¹	18,875
	FHLMC 2822 ZN	Government Obligation - 72,755 - 5.00% due 01/15/33¹	71,537
	FHLMC 2843-BA	Government Obligation - 299,610 - 5.00% due 01/15/18¹	304,080
	FHLMC 2907-AG	Government Obligation - 375,000 - 4.50% due 03/15/19¹	378,768
	FNMA #703937	Government Obligation - 247,409 - 5.50% due 05/01/18¹	255,907
	FNMA #705304	Government Obligation - 262,331 - 4.90% due 06/01/33¹	269,908
	FNMA #720378	Government Obligation - 567,392 - 4.50% due 06/01/18¹	566,863
	FNMA #725090	Government Obligation - 232,449 - 4.80% due 11/01/33¹	232,731
	FNMA ARM #725737	Government Obligation - 172,507 - 4.53% due 08/01/34¹	173,329
	FNMA #732002	Government Obligation - 245,689 - 4.25% due 08/01/33¹	247,421
	FNMA ARM #744588	Government Obligation - 572,263 - 4.20% due 09/01/33¹	568,570
	FNMA #762232	Government Obligation - 260,765 - 4.75% due 01/01/34¹	265,600
	FNMA #764082	Government Obligation - 277,306 - 4.78% due 01/01/34¹	280,784
	FNMA ARM #768193	Government Obligation - 342,305 - 4.58% due 03/01/34¹	344,708
	FNMA ARM #786628	Government Obligation - 220,205 - 5.65% due 07/01/34¹	223,413
	FNMA ARM #799769	Government Obligation - 269,970 - 5.07% due 11/01/34¹	274,362
	FNMA ARM #801344	Government Obligation - 291,505 - 5.10% due 10/01/34¹	296,204
	GMACC 1999-C1 B	Government Obligation - 350,000 - 6.29% due 05/15/33¹	378,631
	VENDEE 2003-2 C	Government Obligation - 300,000 - 5.00% due 07/15/20¹	303,120
	U.S. TREASURY NOTE	Government Obligation - 75,000 - 3.25% due 08/15/07¹	75,111
	U.S. TREASURY NOTE	Government Obligation - 7,490,000 - 1.88% due 01/31/06¹	7,418,029
	U.S. TREASURY NOTE	Government Obligation - 1,260,000 - 2.25% due 02/15/07¹	1,238,639
	U.S. TREASURY NOTE	Government Obligation - 2,640,000 - 2.75% due 08/15/07¹	2,611,021
	U.S. TREASURY NOTE	Government Obligation - 620,000 - 4.25% due 08/15/14¹	621,381
	TREASURY NOTE	Government Obligation - 5,400,000 - 2.88% due 11/30/06¹	5,383,125
	US TREASURY NOTE	Government Obligation - 4,940,000 - 3.63% due 12/15/09¹	4,916,071
	ARMT 2004-2 6A	Corporate Bond - 198,105 - 5.29% due 02/25/35¹	201,119
	AMERICREDIT 2002-B A3	Corporate Bond - 74,091 - 3.78% due 02/12/07¹	74,134
	AMCAR 2002-C AR	Corporate Bond - 250,000 - 3.55% due 02/12/08¹	250,868
	AMCAR 2003-CF A3	Corporate Bond - 470,000 - 2.75% due 10/09/07¹	468,813
	AMCAR 2004-AF A3	Corporate Bond - 250,000 - 2.18% due 07/07/08¹	247,891
	AMCAR 2004-BM A3	Corporate Bond - 350,000 - 2.07% due 08/06/08¹	344,022

Limited Brands, Inc. Savings and Retirement Plan

EIN #31-1048997 Plan #002

Schedule H, Line 4i

Schedule of Assets (Held at End of Year) - Continued

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	AMCAR 2004-CA A3	Corporate Bond - 400,000 - 3.00% due 03/06/09¹	396,500
	AMSI 2004-R7 A2	Corporate Bond - 241,785 - 2.55% due 08/25/34¹	241,803
	BOAA 2003-1-A1	Corporate Bond - 282,158 - 5.00% due 02/25/33¹	284,850
	BOAMS 2004-D B1	Corporate Bond - 129,203 - 4.00% due 05/25/34¹	124,673
	BOAMS 2004-E 2A6	Corporate Bond - 275,000 - 4.13% due 06/25/34¹	271,044
	BOAMS 2004-E B1	Corporate Bond - 149,260 - 4.06% due 06/25/34¹	141,094
	BOAMS 2004-F B1	Corporate Bond - 199,145 - 4.17% due 06/25/34¹	192,388
	CWL 2004-3 3A1	Corporate Bond - 174,831 - 2.51% due 06/25/22¹	174,834
	CWL 2004-5 4A1	Corporate Bond - 272,997 - 2.53% due 08/25/23¹	273,008
	CWHL 2004-12 1M	Corporate Bond - 99,940 - 4.69% due 08/25/34¹	99,414
	COAFT 2002-B A4A	Corporate Bond - 200,000 - 3.32% due 04/15/09¹	200,177
	COAFT 2003-A A3A	Corporate Bond - 282,918 - 1.83% due 10/15/07¹	281,419
	COAFT 2004-A A3	Corporate Bond - 250,000 - 3.07% due 07/15/08¹	248,615
	COPAR 2004-2 A3	Corporate Bond - 250,000 - 3.06% due 03/17/08¹	249,414
	CENTEX HOME EQ 2004-A AF3	Corporate Bond - 200,000 - 3.26% due 04/25/28¹	196,926
	CFAB 2004-2 2A1	Corporate Bond - 249,328 - 2.55% due 01/25/25¹	249,289
	CITIGROUP INC	Corporate Bond - 345,000 - 6.50% due 01/18/11¹	385,246
	CSFB 2004-C1 A2	Corporate Bond - 280,000 - 3.52% due 01/15/37¹	275,708
	CSFB 2004-AR5 CB1	Corporate Bond - 99,602 - 4.46% due 06/25/34¹	97,940
	FHLMC	Corporate Bond - 2,100,000 - 3.50% due 09/15/07¹	2,106,000
	FNMA 2003-W18 1A5	Corporate Bond - 275,000 - 4.61% due 08/25/43¹	276,529
	FNMA 2004-W10 A23	Corporate Bond - 350,000 - 5.00% due 08/25/34¹	354,900
	FHAMS 2004-AA4-A1	Corporate Bond - 189,929 - 5.46% due 10/25/34¹	193,773
	GMACC 2002-C2 A1	Corporate Bond - 396,162 - 4.32% due 10/15/38¹	400,357
	GSMS 2004-GG2 A2	Corporate Bond - 575,000 - 4.29% due 08/01/38¹	581,273
	GECMC 2004-C2 A1	Corporate Bond - 268,436 - 3.11% due 03/10/40¹	264,221
	HVMLT 2004-3 B1	Corporate Bond - 128,653 - 4.40% due 05/19/34¹	125,868
	HVMLT 2004-10-3A	Corporate Bond - 225,000 - 5.19% due 06/19/32¹	227,848
	HELLER FINANCIAL INC	Corporate Bond - 500,000 - 8.00% due 06/15/05¹	511,246
	HOUSEHOLD FIN	Corporate Bond - 190,000 - 6.38% due 10/15/11¹	209,835
	HART 2003-A A3	Corporate Bond - 350,000 - 2.33% due 11/15/07¹	347,029
	JP MORGAN CHASE & CO	Corporate Bond - 160,000 - 3.50% due 03/15/09¹	156,763
	LBUBS 2004-C4 A2	Corporate Bond - 400,000 - 4.57% due 05/15/34¹	407,608
	LB-UBS 2002-A2	Corporate Bond - 500,000 - 4.90% due 06/15/26¹	515,053
	LBUBS 2004-C6 A2	Corporate Bond - 475,000 - 4.19% due 08/15/29¹	475,181
	LBUBS 2003-C7 A2	Corporate Bond - 422,000 - 4.06% due 09/15/27¹	422,182
	LBUBS 2003-C8 A2	Corporate Bond - 350,000 - 4.21% due 11/15/27¹	352,569
	LBUBS 2004-C2 A2	Corporate Bond - 325,000 - 3.25% due 03/15/29¹	315,162
	LBMLT 2004-3 A2	Corporate Bond - 281,975 - 2.54% due 07/25/34¹	281,980
	MARM 2004-3 3A2	Corporate Bond - 215,718 - 4.50% due 04/25/34¹	215,276
	MARM 2004-5 B1	Corporate Bond - 173,725 - 4.47% due 07/25/34¹	172,486
	MORGAN STANLEY & CO	Corporate Bond - 370,000 - 4.25% due 05/15/10¹	370,041
	MSCI 2004-IQ8-A2	Corporate Bond - 675,000 - 3.96% due 06/15/40¹	675,570
	MORGAN STANLEY	Corporate Bond - 90,000 - 3.88% due 01/15/09¹	89,603
	MSALT 2004-HB2 A3	Corporate Bond - 400,000 - 2.94% due 03/16/09¹	396,609
	MSM 2004-2AR 3A	Corporate Bond - 242,542 - 5.05% due 02/25/34¹	244,693

Limited Brands, Inc. Savings and Retirement Plan

EIN #31-1048997 Plan #002

Schedule H, Line 4i

Schedule of Assets (Held at End of Year) - Continued

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	MSM 2004-10AR 1A	Corporate Bond - 212,567 - 4.82% due 11/25/34¹	215,722
	MSM 2004-10AR 2A1	Corporate Bond - 149,199 - 5.15% due 11/25/34¹	150,958
	RALI SER 2003-QS4 ABS 0.055	Corporate Bond - 418,978 - 5.50% due 09/25/33¹	422,737
	RASC 2004-KS8 AI3	Corporate Bond - 350,000 - 3.84% due 09/25/34¹	348,305
	RASC 2004-KS9-AI2	Corporate Bond - 210,000 - 3.32% due 06/25/24¹	208,500
	RASC SER 2002-KS1 5.864	Corporate Bond - 321,263 - 5.86% due 11/25/29¹	322,937
	SLM CORP	Corporate Bond - 130,000 - 4.00% due 01/15/09¹	129,594
	SARM 2004-3AC B1	Corporate Bond - 129,526 - 4.93% due 03/25/34¹	130,127
	SARM 2004-5 B1	Corporate Bond - 99,839 - 4.64% due 05/25/34¹	99,101
	SASCO CMO 2004-12H 0.014	Corporate Bond - 298,187 - 1.04% due 04/25/34¹	303,601
	VWALT 2004-A-A3	Corporate Bond - 400,000 - 2.84% due 07/20/07¹	397,688
	WAMU 2004-CB3 4A	Corporate Bond - 381,286 - 6.00% due 10/25/19¹	397,491
	WESTO 2002-1 A4A	Corporate Bond - 300,000 - 4.87% due 09/20/09¹	304,065
	WESTO 2002-2 A4	Corporate Bond - 200,000 - 4.50% due 02/20/10¹	202,569
	WESTO 2003-4 A3	Corporate Bond - 300,000 - 2.39% due 01/22/08¹	298,641
	WBCMT 2003-C8 A2	Corporate Bond - 300,000 - 3.89% due 11/15/35¹	299,050
	WFMBS 2003-16-2A1	Corporate Bond - 359,336 - 4.50% due 12/25/18¹	356,048
	Self Directed Brokerage Accounts		6,775,956
	Other - (pending purchases/sales)		205,315

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Limited Brands, Inc. Savings and Retirement Plan

Date: June 27, 2005	By:	/s/ IRA WALTER
Ira Walter
Senior Vice President, Human Resources Services

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Ernst & Young LLP